SVT Annual Report 2007


SERVOTRONICS, INC.
SERVOTRONICS
INC
SVT '93
ANNUAL REPORT
SERVOTRONICS, INC.
1991
Annual Report
SVT
2001 ANNUAL REPORT
SVT
2003 ANNUAL REPORT
SERVOTRONICS, INC.
SVT
Servotronics
SERVOTRONICS, INC.
SERVOTRONICS, INC.
SVT 2006 ANNUAL REPORT
SVT '92
SERVOTRONICS, INC. ANNUAL REPORT 1992
SERVOTRONICS, INC.
SVT
RONICS, INC.
Of Control Technology

President's Message



The cover of this year's Annual Report (i.e., 2007) presents a montage of selected Servotronics (SVT) Annual Reports that were issued over the years. It is a visual representation of the fact that SVT is quickly approaching its 50th Anniversary in 2009 – a fact that is a source of pride for our employees – especially our long-term employees and shareholders and a source of demonstrated appreciation by our growing list of domestic and global customers. However, before reviewing SVT's history, achievements and philosophy, I am pleased to present SVT's record financial performance during the past year -- the year ended 12/31/2007.

Our Company reported an 87.2% increase in net income to $2,052,000 (or $1.06 per share basic, $0.96 per share diluted) on a 27.8% increase in revenues to $31,378,000 for the fiscal year ended December 31, 2007. Net income and revenues for the fiscal year ended December 31, 2006 were $1,096,000 (or $0.55 per share basic, $0.51 per share diluted) and $24,548,000 respectively. We attribute the increased revenue and net income to increased product shipments for commercial and government applications in conjunction with continuing cost containment activities and the onset of certain production programs whose development costs were appropriately expensed in prior periods.

SVT's historical strength is its ability to confront challenges and convert them into opportunities. SVT's entrance into the Aerospace Industry was initiated by our Advanced Technology Group (ATG) in 1959. Since that time, SVT has designed and developed products that have filled key roles in many of the world's most well-known aerospace programs – a time period of almost 50 years. These early aerospace programs included the F-4 Phantom Jet, the Polaris Missile (a submarine launched ballistic missile), the Boeing 707 commercial jet and numerous other military and commercial programs. During the intervening years through to the present, SVT's innovative products have played and are playing vital roles in the Aerospace Industry as evidenced by their use in the complete 700 series of Boeing commercial jets (including, but not limited to, the 787, 737, 757, 767 and 777), the Airbus 300 series aircraft, the FA-18 E/F, F-16, F15, F14 and various jet fighters, jet transports, helicopters (e.g., the Apache Longbow, Blackhawk, etc.) bombers (i.e., B1- B2), the Hubble Space Telescope and satellite launch vehicles. Each of the above programs use SVT products, which include servo-control valves, torque motors, actuators, pressure control and special purpose valves in addition to other control products. Additional aerospace programs using SVT developed products are regional jets, business jets, turboprop aircraft, tactical missiles such as various versions of the Standard Missile (a shipboard antiaircraft missile of choice used by the U.S. and other selected foreign navies) and applications such as fuel control systems, torpedoes, Battle Tanks, aircraft auxiliary power units for environmental controls and cabin pressurization, deicing systems, fuel tank safety controls, aircraft landing and takeoff functions and other precision controls for land, sea, air and space applications.

The selection of SVT designed products for vital roles in many of the world's advanced control programs has often been the result of rigorous global competitions and evaluations. It is this global competition that has resulted in escalating demands for increasingly stellar performance goals. These ever-increasing goals in combination with intense global competition require all aspects of business to be viewed from the perspective of continuous improvement. This philosophy requires aggressive productivity improvements, reduced lead-times, 100% quality objectives and cost containment at all levels of activity. ATG pursues these goals in a modern state-of-the-art 82,000 square foot facility which is located on approximately 20 acres of land which easily allows for efficient expansion. SVT's reputation for continuous improvements has resulted in the industry recognizing SVT's capabilities and successes by selecting SVT control products for inclusion in unique new programs and applications such as the F-22 (Raptor), F-35 (Lightning II-Joint Strike Fighter), the Airbus A380 and Boeing 787 (which was noted earlier in this presentation), the Dassault F7X, and aircraft engines such as the Trent 900, Trent 1000, GE Honda HF120, and new business jets, regional jets and engine programs that have not yet been announced. In addition to the above, SVT has recently been awarded contracts for certain medical and industrial applications that highlight SVT's continuous efforts for market diversification and expansion.

SVT's Consumer Products Group (CPG) continues to develop new products for both government and commercial applications. Similar to the ATG but in different markets, the CPG has a long history that extends for more than 50 years – in fact for more than 100 years; and as a result the CPG is benefiting from the revival of certain legendary branded products. However, the CPG's most significant recent growth has been the result of the development of new products for both the U.S. Military and certain foreign markets. These new products have resulted in substantial Government contracts over extended time periods. The CPG has benefited by its ability to design, develop and produce new products in substantial quantities. These products have ranged from Combat/Bayonet Systems to safety tools of various types.

Competition is intense at both the CPG and ATG, but has nonetheless resulted in the receipt of significant contracts. While Government contracts have the potential for being substantial, they are also volatile. It is this volatility that often results in heavy demand during one time period followed by a much lower demand in a subsequent time period – not unlike a roller coaster. Therefore, to be successful in today's business environment, it is necessary to develop an ability for quick response and substantial flexibility – all of which SVT has demonstrated.

Unless Congress relieves the considerable cost burden of Section 404 of the Sarbanes-Oxley Act, there will be a continuation of considerable expenses in order to maintain compliance. This has been the experience of large public companies, but it is disproportionately costly for a company of our size. Perhaps the final version of Section 404 will consider the size of a company when imposing its requirements. There is discussion in Congress on that possibility.

The stock market activity of SVT during 2007 is an indicator of the growing visibility of Servotronics. While this market activity was strong, the market price per share of any company is subject to many variables, not the least of which is the state of the economy. Also, the outcome of the forth-coming general election and subsequent Congressional actions are additional variables to consider. Our strong focus is the best interest of our shareholders while meeting and exceeding the demands of market expansion and profit enhancement.

Our dedicated and loyal Employees, Directors, Officers and Shareholders are appreciated for all they do to enhance the continuing success of Servotronics, Inc.

DR. NICHOLAS D. TRBOVICH
Chairman, President and CEO




Products used around the world...
SERVOTRONICS
INC

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-KSB

X ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

__ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________.

Commission File No. 1-07109

SERVOTRONICS, INC.
(Name of small business issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	16-0837866 (I. R. S. Employer Identification No.)
1110 Maple Street, Elma, New York (Address of principal executive offices)	14059 (Zip Code)

Issuer's telephone number: 716-655-5990

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.20 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x. No __.

Check if disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ___. No x.

Issuer's revenues for its most recent fiscal year: $31,378,000

As of February 29, 2008 the aggregate market value of the voting common stock held by non-affiliates of the registrant was $29,361,748.44 based on the average of sales prices reported by the American Stock Exchange on that day.

As of February 29, 2008 the number of $.20 par value common shares outstanding was 2,281,102.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-KSB
2008 Proxy Statement	Part III

Transitional Small Business Disclosure Format. Yes __. No x.

NOTE: The Company's Form 10-KSB as filed with the Securities and Exchange Commission has been appropriately condensed to provide this Annual Report to Shareholders. The complete 10-KSB is available from the Company to any shareholder as stated on the inside back cover of this Annual Report.

TABLE OF CONTENTS

PART I

Item 1. Description of Business

General

Servotronics, Inc. and its subsidiaries (collectively the "Registrant" or the "Company") design, manufacture and market advanced technology products consisting primarily of control components and consumer products consisting of knives and various types of cutlery.

The Company was incorporated in New York in 1959. In 1972, the Company was merged into a wholly-owned subsidiary organized under the laws of the State of Delaware, thereby changing the Company's state of incorporation from New York to Delaware.

Products

Advanced Technology Products

The Company designs, manufactures and markets a variety of servo-control components which convert an electrical current into a mechanical force or movement and other related products. The principal servo-control components produced include torque motors, electromagnetic actuators, hydraulic valves, pneumatic valves and similar devices, all of which perform the same general function. These are sold principally to the commercial aerospace, missile, aircraft and government related industries, as well as medical and industrial markets.

To fill most of its orders for components, the Company must either modify a standard model or design a new item in order to satisfy the customer's particular requirements. The Company also produces unique products based on specifications provided by its customers. The Company produces under long-term contracts and other types of orders.

The Company also produces metallic seals of various cross-sectional configurations. These seals fit between two surfaces, usually metal, to produce a more secure and leak-proof joint. The Company manufactures these seals to close tolerances from standard and special alloy steels. Ductile coatings are often applied to the seals in order to increase their effectiveness.

From time to time, the Company has also produced other products of its own and/or of a given design to meet customers' requirements.

Consumer Products

The Company designs, manufactures and sells a variety of cutlery products. These products include a wide range of kitchen knives such as steak, carving, bread, butcher and paring knives for household use and for use in restaurants, institutions and private industry, and pocket and other types of knives for hunting, fishing and camping. The Company sells cutlery products to the U.S. Government and related agencies. These products include machetes, bayonets and other types of knives that are primarily for military use. The Company also produces and markets other cutlery items such as various specialty tools, putty knives, linoleum sheet cutters and field knives. The Company manufactures its cutlery products from stainless or high carbon steel in numerous styles, designs, models and sizes. Substantially all of the Company's commercial cutlery related products are intended for the medium to premium priced markets.

The Company sells many of its cutlery products under its own brand names including "Old Hickory" and "Queen."

Sales, Marketing and Distribution

Advanced Technology Products

The Company's advanced technology products are marketed throughout the United States and in selected foreign markets. Products are essentially non-seasonal in nature. These products are sold to the United States Government, government prime contractors, government subcontractors, commercial manufacturers and end users. Sales are made primarily by the Company's professional staff and a field engineering representative.

During the Company's last fiscal year, sales of advanced technology products pursuant to subcontracts with prime or subcontractors for various branches of the United States Government or pursuant to prime contracts directly with the government accounted for approximately 17% of the Company's total sales as compared to 18% in 2006. In 2007 and 2006, the Company's sales of advanced technology products to one customer, including various divisions and subsidiaries of a common parent company, amounted to approximately 11% in 2007 and 14% in 2006. The Company also had sales to another customer that amounted to approximately 22% of total sales in 2007 and 23% in 2006. No other single customer represented more than 10% of the Company's sales in any of these years.

The Company's prime contracts and subcontracts with the United States Government are subject to termination for the convenience of the Government. In the event of such termination, the Company is ordinarily entitled to receive payment for its costs and profits on work done prior to termination. Since the inception of the Company's business, less than 1% of its Government contracts have been terminated for convenience.

Consumer Products

The Company's consumer products are marketed throughout the United States. Consumer sales are moderately seasonal. Sales are to hardware, supermarket, variety, department, discount, gift and drug stores. The Company's Consumer Products Group (CPG) also sells its cutlery products (principally machetes, bayonets, survival knives and kitchen knives) to various branches of the United States Government which accounted for approximately 29% of the Company's total sales in 2007 as compared to 13% in 2006. No other single customer of the CPG represented more than 10% of the Company's sales in 2007. The Company sells its products through its own sales personnel and through independent manufacturers' representatives.

Business Segments

Business segment information is presented in Note 10, Business segments, of the accompanying consolidated financial statements.

Intellectual Properties

The Company has rights under certain copyrights, trademarks, patents, and registered domain names. In the view of management, the Company's competitive position is not dependent on patent protection.

Research Activities

The amount spent by the Company in research and development activities during its 2007 and 2006 fiscal years was not significant.

Environmental Compliance

The Company does not anticipate that the cost of compliance with current environmental laws will be material.

Manufacturing

The Company manufactures its consumer products in Franklinville, New York and Titusville, Pennsylvania and its advanced technology products in Elma, New York.

Raw Materials and Other Supplies

The Company purchases raw materials and certain components for its products from outside vendors. The Company is not generally dependent upon a single source of supply for any raw material or component used in its operations.

Competition

Although no reliable industry statistics are available to enable the Company to determine accurately its relative competitive position with respect to any of its products, the Company believes that it is a significant factor with respect to certain of its servo-control components. The Company's share of the overall cutlery market is not significant.

The Company encounters active competition with respect to its products from numerous companies, many of which are larger in terms of manufacturing capacity, financial resources and marketing organization. Its principal competitors vary depending upon the customer and/or the products involved. The Company believes that it competes primarily with more than 20 companies with respect to its consumer products, in addition to foreign imports. To the Company's knowledge, its principal competitors with regard to cutlery include World Kitchen, Inc., Benchmade Knife Company, Inc., Tramontina, Inc., Dexter-Russell Inc., W. R. Case & Sons Cutlery Company, Lifetime Hoan Corp., and Gerber.

The Company has many different competitors with respect to servo-control components because of the nature of that business and the fact that these products also face competition from other types of control components which, at times, can accomplish the desired result.

The Company markets most of its products throughout the United States and to a lesser extent in selected foreign markets. The Company believes that it competes in marketing its consumer products primarily on the basis of price, quality and delivery, and its control products primarily on the basis of operating performance, adherence to rigid specifications, quality, price and delivery.

Employees

The Company, at December 31, 2007, had approximately 265 employees of which approximately 250 are full time; 207 in Western New York and 43 in Pennsylvania. In excess of 83% of its employees are engaged in production, inspection, packaging or shipping activities. The balance are engaged in executive, engineering, administrative, clerical or sales capacities.

Item 2. Description of Properties

The Company's executive offices are located on premises leased by the Company at 1110 Maple Street, Elma, a suburb of Buffalo, New York. The Company owns, leases and/or has options on real property as set forth in the following table:

Location	Approx. acreage	Principal product manufactured	Number of buildings and type of construction	Approx. floor area (sq. feet)
Elma, New York	38.4	Advanced technology products	1-concrete block/ steel	82,000
Franklinville, New York	12.7	Cutlery products	1-tile/wood 1 concrete/metal 1 concrete block	154,000
Titusville, Pennsylvania	.4	Cutlery products	2-brick	25,000

In Elma, New York, the Company leases and/or has options on approximately 38.4 acres of land and a facility from a local industrial development agency. The lease is accounted for as a capital lease and entitles the Company to purchase the property for a nominal amount. The balance outstanding on the capital lease at December 31, 2007 was approximately $3.6 million. All of the above properties are covered by insurance.

See the accompanying consolidated financial statements, including Note 8, Commitments, thereto, for further information with respect to the Company's lease commitments.

The Company possesses modern precision manufacturing and testing equipment suitable for the development, manufacture, assembly and testing of its advanced technology products. The Company uses computer-aided technology throughout its processes, procedures, designs, manufacturing and administrative functions. The Company designs and makes most of the tools, dies, jigs and specialized testing equipment necessary for the production of the advanced technology products. The Company also possesses automatic and semi-automatic grinders, tumblers, presses and miscellaneous metal finishing machinery and equipment for use in the manufacture of consumer products.

Item 3. Legal Proceedings

There are no legal proceedings which are material to the Company currently pending by or against the Company other than ordinary routine litigation incidental to the business which is not expected to materially adversely affect the business or earnings of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Small Business Issuer Purchases of Equity Securities

(a) Price range of common stock

The following table shows the range of high and low prices for the Company's common stock as reported by the American Stock Exchange (symbol SVT) for 2007 and 2006.

	2007		2006	
	High	**Low**	**High**	**Low**
Fourth Quarter	$ 16.90	$ 11.30	$ 9.90	$ 6.15
Third Quarter	16.75	10.60	7.20	6.05
Second Quarter	10.90	8.40	9.25	5.80
First Quarter	10.45	8.20	10.30	4.70

(b) Approximate number of holders of common stock

Title of class	**Approximate number of record holders (as of December 31, 2007)**
Common Stock, $.20 par value per share	542

(c) Dividends on common stock

No cash dividends were paid in 2007 or 2006.

(d) Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the securities authorized for issuance under the Company's equity compensation plans as of December 31, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	333,000	$3.503	17,000
Equity compensation plans not approved by security holders	180,900	$6.072	84,100
Total	513,900	$4.407	101,100

(e) Company Re-purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price $ Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that may yet be Purchased under the Plans or Programs
2007 Total	83,866	9.57	83,866	55,643

In January 2006, the Board of Directors authorized the purchase of up to 250,000 shares of the Company's outstanding common stock. The shares may be purchased in the open market or in privately negotiated transactions; and at times and in amounts that the Company deems appropriate. As of February 29, 2008, the Company has purchased 194,357 shares and there remain 55,643 shares available to purchase under this program.

Item 6. Management's Discussion and Analysis or Plan of Operation

Management Discussion

During the years ended December 31, 2007 and 2006, approximately 45% and 32% respectively of the Company's revenues were derived from contracts with agencies of the U.S. Government or their prime contractors and their subcontractors. Sales of products sold for government applications have increased approximately $6,228,000 when comparing the results of 2007 to 2006 primarily due to increased shipments on previously reported contracts for CPG developed products. The Company believes that government involvement in military operations overseas will continue to have a direct impact on the financial results in both the Advanced Technology and Consumer Products markets. While the Company remains optimistic in relation to these opportunities, it recognizes that sales to the government are affected by defense budgets, the foreign policies of the U.S. and other nations, the level of military operations and other factors and, as such, it is difficult to predict the impact on future financial results. The Company's commercial business is affected by such factors as uncertainties in today's global economy, global competition, the vitality and ability of the commercial aviation industry to purchase new aircraft, the effects of terrorism and the threat of terrorism, market demand and acceptance both for the Company's products and its customers' products which incorporate Company-made components.

The Aerospace Industries Association (AIA) and various other sources state that the aircraft market is strong and, based on current backlog and aircraft order rates, will remain so in 2008. The Company's Advanced Technology Group revenue increased approximately 8.3% for the year ended December 31, 2007 compared to the same period in 2006 due to a general increase amid existing and new customers as well as across various product lines. The ATG continues its aggressive business development efforts in its primary markets and is broadening its focus to include new – both domestic and foreign - markets that are consistent with its core competencies. Based on the success of these efforts and in conjunction with the onset of certain production programs, the ATG expects this upward trend in sales to continue into 2008.

The Company's Consumer Products Group develops products for government and military applications. Forecasted procurements for certain of these items are forming the basis for projected deliveries in 2008. Procurement proposals and product development activities are ongoing. The CPG has significant contracts for CPG developed products for the military that required deliveries in 2007 and into 2008. These significant contracts accounted for approximately 84% of the growth in the consolidated revenues of the Company for the twelve month period ended December 31, 2007.

See also Note 10, Business segments, of the accompanying consolidated financial statements for information concerning business segment operating results.

Results of Operations - Year 2007 as Compared to 2006

The following table sets forth for the period indicated the percentage relationship of certain items in the consolidated statement of operations to revenues and the period to period dollar ($000's omitted) and percentage increase or decrease of such items as compared to the indicated prior period.

	Relationship to revenue year ended December 31, 2007	2006	Period to period $ increase (decrease) year ended 2007-2006	Period to period % increase (decrease) year ended 2007-2006
Revenue:				
Advanced technology products	54.4%	64.2%	$ 1,305	8.3%
Consumer products	45.6	35.8	5,525	62.9
	100.0	100.0	6,830	27.8
Cost of goods sold, exclusive of depreciation	74.2	76.4	4,532	24.2
Gross profit	25.8	23.6	2,298	39.7
Selling, general and administrative	13.3	14.7	568	15.7
Interest	0.8	1.1	(11)	(4.1)
Depreciation and amortization	1.8	2.5	(66)	(10.7)
Other income, net	(0.5)	(1.8)	(297)	(67.3)
	15.4	16.5	788	19.4
Income before income tax provision	10.4	7.1	1,510	87.4
Income tax provision	3.9	2.6	554	87.7
Net income	6.5%	4.5%	$ 956	87.2%

The Company's consolidated revenues increased approximately $6,830,000 or 27.8% for the twelve month period ended December 31, 2007 when compared to the same period in 2006. The increase in revenue is the result of increased shipments for commercial and government applications at the ATG as well as increased government related shipments of CPG products under existing contracts.

As shown in the above table, gross profit increased by 39.7% for the twelve month period ended December 31, 2007 compared to the same period in 2006. Increased sales volume is primarily the source for the dollar value increase in gross profit. Gross profit as a percentage of sales is affected by many factors including the mix of products sold in the period within the ATG and CPG as well as the composition of ATG and CPG sales to the total consolidated sales.

Selling, general and administrative (SG&A) expenses that include variable costs increased for the twelve month period ended December 31, 2007 compared to the same period in 2006 by approximately $568,000. The increase in SG&A is primarily due to the increase in costs associated with the settlement of the Company's qualified defined benefit plans at both the ATG and CPG of approximately $686,000. See also Note 5, Employee benefit plans, of the accompanying consolidated financial statements for further information on costs associated with the settlement.

Interest expense decreased for the twelve month period ended December 31, 2007 compared to the same period in 2006 due to the decrease in the average outstanding debt despite the increases in the market driven interest rates. Average debt outstanding will continue to decline as the Company repays its scheduled debt obligations and assuming the Company does not incur additional debt. See also Note 4, Long-term debt, of the accompanying consolidated financial statements for information on long-term debt.

Depreciation and amortization expense decreased approximately 10.7% for the twelve month period ended December 31, 2007 compared to the same period in 2006 due to variable estimated useful lives of depreciable property (as identified in Note 1, Summary of significant accounting policies, of the accompanying consolidated financial statements) as well as the amount and nature of capital expenditures in current and previous periods.

Components of other income include interest income on cash and cash equivalents, and other amounts not directly related to the sale of the Company's products. The decrease in other income for the twelve month period ended December 31, 2007 when compared to the same twelve month period in 2006 is primarily due to a partial payment of an insurance recovery in 2006. There was no significant recovery in 2007.

The Company's effective tax rate was 36.6% in 2007 and 37.0% in 2006. The effective tax rate in both years reflects state income taxes, permanent non-deductible expenditures and the tax benefit for manufacturing deductions allowable under the American Jobs Creation Act of 2004 as well as reductions in New York State's statutory tax rate and income apportionment formula. See also Note 6, Income tax provision, of the accompanying consolidated financial statements for information concerning income taxes.

Net income increased $956,000 or 87.2% when comparing the twelve month period ended December 31, 2007 to the same period in 2006. The increase in income is the result of increased sales at both the ATG and CPG for products with favorable margins as well as the other factors as discussed above.

Results of Operations - Year 2006 as Compared to 2005

The following table sets forth for the period indicated the percentage relationship of certain items in the consolidated statement of operations to revenues and the period to period dollar and percentage increase or decrease of such items as compared to the indicated prior period. Certain balances for the year ended December 31, 2005 were reclassified to conform with classifications adopted in the current year.

	Relationship to revenue year ended December 31, 2006	2005	Period to period $ increase (decrease) year ended 2006-2005	Period to period % increase (decrease) year ended 2006-2005
Revenue:				
Advanced technology products	64.2%	59.7%	$ 2,107	15.4%
Consumer products	35.8	40.3	(454)	(4.9)
	100.0	100.0	1,653	7.2
Cost of goods sold, exclusive of depreciation	76.4	74.5	1,715	10.1
Gross profit	23.6	25.5	(62)	(1.1)
Selling, general and administrative	14.7	16.6	(189)	(5.0)
Interest	1.1	1.0	31	13.2
Depreciation and amortization	2.5	3.0	(62)	(9.1)
Other income, net	(1.8)	(4.5)	(585)	(57.0)
	16.5	16.1	365	9.9
Income before income tax provision	7.1	9.4	(427)	(19.8)
Income tax provision	2.6	3.4	(160)	(20.2)
Net income	4.5%	5.9%	$ (267)	(19.6)%

The Company's consolidated revenues increased approximately $1,653,000 or 7.2% for the 12 month period ended December 31, 2006 when compared to the same period in 2005. Increases in commercial shipments in combination with certain price increases at the Company's ATG more than offset the decreases in revenue at the Company's CPG. The decrease in revenues at the CPG resulted from the scheduled and previously reported essential completion of a significant government contract. Continued demand for the Company's ATG products drive increases in revenues.

Gross margins for the twelve month period ended December 31, 2006 decreased by 1.1% as compared to 2005. This drop is directly related to the reduction in revenues and margins at the CPG segment as shown above. In 2007, the CPG received a $3 million order from a government prime contractor for deliveries into early 2008. This order is expected to have a positive effect on total revenues and margins in 2007. Gross margins are affected by many factors including the mix of products sold in the period within the ATG and CPG as well as the composition of ATG and CPG sales to the total consolidated sales and, consistent with accounting principles generally accepted in the United States of America (GAAP), the expensing of preproduction and development costs as they are incurred.

Selling, general and administrative (SG&A) expenses include variable costs such as legal and professional. Although certain General and Administrative costs (i.e., professional, legal, salary and Section 404 related expenses) decreased by approximately $360,000 in 2006, there were expanded sales/marketing activities which increased costs that partially offset these reductions at both the ATG and the CPG. Also, consistent with GAAP, these costs are expensed as they are incurred and because of this may result in timing differences and fluctuations from period to period. Therefore, these costs are not necessarily matched to their respective benefits.

Interest expense increased for the year ended December 31, 2006 when compared to the same period in 2005 because of increases in the market driven interest rates. Average debt outstanding was lower and will continue to decline as the Company repays its scheduled debt obligations and assuming the Company does not incur additional debt. See also Note 4, Long-term debt, of the accompanying consolidated financial statements for information on long-term debt.

Depreciation and amortization expense decreased approximately 9.1% for the year ended December 31, 2006 when compared to the same period in 2005 due to variable estimated useful lives of depreciable property as identified in Note

1, Summary of significant accounting policies, of the accompanying consolidated financial statements and the reduction in capital expenditures over the last three years.

Other income in 2006 includes approximately $220,000 of net recovery, from a previously reported defalcation; the amount of net recovery in 2005 was $795,000. Components of other income also include; interest income on cash and cash equivalents, and other minor amounts not directly related to the sale of the Company's products.

The Company's effective tax rate was 37% in 2006 and 2005. The effective tax rate in both years reflects state income taxes, permanent non-deductible expenditures and the tax benefit for extraterritorial sales as well as manufacturing deductions allowable under the American Jobs Creation Act of 2004. See also Note 6, Income tax provision, of the accompanying consolidated financial statements for information concerning income tax rates.

Net income decreased $267,000 when comparing the year ended December 31, 2006 to the same period of 2005 due to the decrease of $369,000 in after tax, other income received in 2006 not related to the sale of the Company's products. This decrease was offset by the positive results of increased consolidated revenues and the effects of cost containment activities that directly affect the after-tax reported income.

Liquidity and Capital Resources

The Company's primary liquidity and capital requirements relate to working capital needs; primarily inventory, accounts receivable, capital expenditures for property, plant and equipment and principal and interest payments on debt.

At December 31, 2007, the Company had working capital of approximately $14,572,000 ($13,254,000-2006) of which approximately $4,879,000 ($4,104,000-2006) was comprised of cash and cash equivalents. In the twelve month period ended December 31, 2007, $2,450,000 in cash was generated from operations through an increase in net income as previously discussed as well as increases in certain accrual items for income taxes, employee compensation and related benefits. The primary uses of cash for the Company's operating activities were from increases in accounts receivable and inventory aggregating $1,494,000 related to the timing of shipments of product.

The Company's primary use of cash in its financing and investing activities in 2007 related to capital expenditures for equipment of approximately $485,000, principal payments on long-term debt of approximately $386,000 and investment in treasury shares of approximately $804,000. In January of 2006, the Company's Board of Directors authorized the purchase by the Company of up to 250,000 shares of its common stock in the open market or in privately negotiated transactions. As of December 31, 2007, the Company has purchased 194,357 shares for approximately $1,721,900 under this program. The Company has financed this purchase program through its cash reserves. At December 31, 2007, there are no material commitments for capital expenditures.

The Company also has a $1,000,000 line of credit on which there is no balance outstanding at December 31, 2007 or 2006. If needed, this can be used to fund cash flow required for operations.

The Company believes that it has adequate internal and external resources available to fund expected working capital and capital expenditure requirements through fiscal 2008 as supported by the level of cash and cash equivalents and bank lines of credit.

Off Balance Sheet Arrangements

None.

Critical Accounting Policies

The Company prepares its consolidated financial statements in accordance with GAAP. As such, the Company is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ significantly from those estimates under different assumptions and conditions. The Company believes that the following discussion addresses the Company's most critical accounting policies, which are those that are most important to the portrayal of the Company's financial condition and results of operations and which require the Company's most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Note 1, Summary of significant accounting policies, of the accompanying consolidated financial statements include a summary of the significant accounting policies used in the preparation of the consolidated financial statements.

New Accounting Pronouncements

Management reviewed recent accounting pronouncements and has not determined the effect these pronouncements will have on Financial Statement results. See Note 1, Summary of significant accounting policies, of the accompanying consolidated financial statements for further discussion of new accounting pronouncements.

Revenue Recognition

Revenues are recognized as services are rendered or as units are shipped at the designated FOB point consistent with the transfer of title, risks and rewards of ownership. Such purchase orders generally include specific terms relative to quantity, item description, specifications, price, customer responsibility for in-process costs, delivery schedule, shipping point, payment and other standard terms and conditions of purchase and may provide for progress payments based on in-process costs as they are incurred.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. Cost includes all cost incurred to bring each product to its present location and condition, which approximates actual cost (first-in, first-out). Market provisions in respect to net realizable value and obsolescence are applied to the gross value of the inventory. Pre-production and start-up costs are expensed as incurred.

Employee Benefit Plans

The Company provides a range of benefits to its employees and retired employees. The Company records annual amounts relating to these plans based on calculations specified by GAAP, which includes various actuarial assumptions, such as discount rates, assumed rates of return on plan assets and health care cost trend rates. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on advice from its actuaries. As discussed in Note 5, Employee benefit plans, of the accompanying consolidated financial statements, the Company's defined benefit plans were settled in 2007 with no future costs associated with them after 2007.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include, but are not limited to, reserves and allowances for inventories and trade receivables. Actual results could differ from those estimates.

Item 7. Financial Statements

The consolidated financial statements of the Company which are included in this Form 10-KSB Annual Report are described in the accompanying Index to Consolidated Financial Statements on Page F1.

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 8A(T). Controls and Procedures

(i) Disclosure Controls and Procedures

The Company carried out an evaluation under the supervision and with the participation of its management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the Company's disclosure controls and procedures as of December 31, 2007. Based upon that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures are effective in timely alerting them to the material information relating to the Company (or the Company's consolidated subsidiaries) required to be included in the Company's periodic filings with the SEC, such that the information relating to the Company, required to be disclosed in SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

(ii) Management's Report on Internal Control over Financial Reporting

The Company's management, with the participation of the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment management has concluded that, as of December 31, 2007, the Company's internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting because the management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

(iii) Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fourth quarter of 2007 that have materially affected, or are reasonably likely to affect, the Company's internal control over financial reporting.

Item 8B. Other Information

None.

PART III

The information in Part III (except the list of Exhibits and Signatures) is contained in the Company's Proxy Statement.

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this Form 10-KSB contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's capital resources and profitability. Forward-looking statements involve numerous risks and uncertainties. The Company derives a material portion of its revenues from contracts with agencies of the U.S. Government or their prime contractors. The Company's business is performed under fixed price contracts and the following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: uncertainties in today's global economy, global competition, difficulty in predicting defense appropriations, the vitality of the commercial aviation industry and its ability to purchase new aircraft, the willingness and ability of the Company's customers to fund long-term purchase programs and market demand and acceptance both for the Company's products and its customers' products which incorporate Company-made components. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form 10-KSB. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements.

SERVOTRONICS, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statement schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Servotronics, Inc. and Subsidiaries

We have audited the consolidated balance sheets of Servotronics, Inc. and Subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Servotronics, Inc. and Subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Freed Maxick & Battaglia, CPAs, P.C.
Buffalo, New York

March 27, 2008

SERVOTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
($000's omitted except share and per share data)

	December 31, 2007	December 31, 2006
Assets		
Current assets:		
Cash and cash equivalents	$ 4,879	$ 4,104
Accounts receivable	4,570	4,226
Inventories	8,011	6,861
Deferred income taxes	411	545
Other assets	572	563
Total current assets	18,443	16,299
Property, plant and equipment, net	5,870	5,940
Other non-current assets	218	399
	$ 24,531	$ 22,638
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 387	$ 384
Accounts payable	1,419	1,205
Accrued employee compensation and benefit costs	1,278	1,089
Accrued income taxes	489	47
Other accrued liabilities	298	320
Total current liabilities	3,871	3,045
Long-term debt	4,242	4,630
Deferred income taxes	412	515
Shareholders' equity:		
Common stock, par value $.20; authorized 4,000,000 shares; issued 2,614,506 shares; outstanding 1,933,797 (1,991,600 – 2006) shares	523	523
Capital in excess of par value	13,033	13,033
Retained earnings	6,753	4,703
Accumulated other comprehensive loss	(67)	(278)
	20,242	17,981
Employee stock ownership trust commitment	(1,832)	(1,933)
Treasury stock, at cost 335,404 (251,538 – 2006) shares	(2,404)	(1,600)
Total shareholders' equity	16,006	14,448
	$ 24,531	$ 22,638

See notes to consolidated financial statements

SERVOTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
($000's omitted except per share data)

	Year Ended December 31, 2007	Year Ended December 31, 2006
Revenue	$ 31,378	$ 24,548
Costs, expenses and other income:		
Cost of goods sold, exclusive of depreciation	23,294	18,762
Selling, general and administrative	4,184	3,616
Interest expense	255	266
Depreciation and amortization	551	617
Other income, net	(144)	(441)
	28,140	22,820
Income before income tax provision	3,238	1,728
Income tax provision	1,186	632
Net income	$ 2,052	$ 1,096
Income per share:		
Basic		
Net income per share	$ 1.06	$ 0.55
Diluted		
Net income per share	$ 0.96	$ 0.51

See notes to consolidated financial statements

SERVOTRONICS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
($000's omitted)

	Year Ended December 31, 2007	Year Ended December 31, 2006
Cash flows related to operating activities:		
Net income	$ 2,052	$ 1,096
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation and amortization	551	617
Receipt of treasury shares	-	(160)
Deferred income taxes	245	(124)
Change in assets and liabilities -		
Accounts receivable	(344)	(451)
Inventories	(1,150)	(303)
Other assets	(9)	367
Other non-current assets	181	249
Accounts payable	214	315
Accrued employee compensation and benefit costs	189	(27)
Other accrued liabilities	(22)	41
Non-current pension liabilities	-	(386)
Accrued income tax	442	(282)
Employee stock ownership trust payment	101	101
Net cash provided by operating activities	2,450	1,053
Cash flows related to investing activities:		
Capital expenditures - property, plant and equipment	(485)	(282)
Net cash used in investing activities	(485)	(282)
Cash flows related to financing activities:		
Principal payments on long-term debt	(386)	(384)
Purchase of treasury shares	(804)	(920)
Net cash used in financing activities	(1,190)	(1,304)
Net increase (decrease) in cash and cash equivalents	775	(533)
Cash and cash equivalents at beginning of year	4,104	4,637
Cash and cash equivalents at end of year	$ 4,879	$ 4,104
Supplemental disclosures:		
Income taxes paid	$ 961	$ 553
Interest paid	$ 246	$ 262

See notes to consolidated financial statements

1. Summary of significant accounting policies

Principles of consolidation

The consolidated financial statements include the accounts of Servotronics, Inc. and its wholly-owned subsidiaries (the "Company").

Cash and cash equivalents

The Company considers cash and cash equivalents to include all cash accounts and short-term investments purchased with an original maturity of three months or less.

Revenue recognition

Revenues are recognized as services are rendered or as units are shipped and at the designated FOB point consistent with the transfer of title, risks and rewards of ownership. Such purchase orders generally include specific terms relative to quantity, item description, specifications, price, customer responsibility for in-process costs, delivery schedule, shipping point, payment and other standard terms and conditions of purchase and may provide for progress payments based on in-process costs as they are incurred.

Inventories

Inventories are stated at the lower of standard cost or net realizable value. Cost includes all cost incurred to bring each product to its present location and condition, which approximates actual cost (first-in, first-out). Market provisions in respect of net realizable value and inventory expected to be used in greater than one year are applied to the gross value of the inventory through a reserve of approximately \$646,000 and \$269,000 at December 31, 2007 and 2006, respectively. Pre-production and start-up costs are expensed as incurred.

Shipping and handling costs

Shipping and handling costs are classified as a component of cost of goods sold.

Property, plant and equipment

Property, plant and equipment is carried at cost; expenditures for new facilities and equipment and expenditures which substantially increase the useful lives of existing plant and equipment are capitalized; expenditures for maintenance and repairs are expensed as incurred. Upon disposal of properties, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is included in income.

Depreciation is provided on the basis of estimated useful lives of depreciable properties, primarily by the straight-line method for financial statement purposes and by accelerated methods for tax purposes. Depreciation expense includes the amortization of capital lease assets. The estimated useful lives of depreciable properties are generally as follows:

Buildings and improvements	5-39 years
Machinery and equipment	5-15 years
Tooling	3-5 years

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of operating loss and credit carryforwards and temporary differences between the carrying amounts and the tax basis of assets and liabilities. The Company and its subsidiaries file a consolidated federal income tax return and separate state income tax returns.

Employee stock ownership plan

Contributions to the employee stock ownership plan are determined annually by the Company according to plan formula.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable based on undiscounted future operating cash flow analyses. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal. The Company has determined that no impairment of long lived assets existed at December 31, 2007 and 2006.

Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and development costs

Research and development costs are expensed as incurred as defined in SFAS No. 2, Accounting for Research and Development Costs.

New accounting pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement No. 157 "Fair Value Measurement". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. In February of 2008, the FASB issued FASB Staff Position 157-2 which delays the effective date of SFAS 157 for non-financial assets and liabilities which are not measured at fair value on a recurring basis (at least annually) until fiscal years beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS 157 on the Company's consolidated financial statements.

In June 2006, the FASB issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109" ("FIN 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company adopted the provisions of FIN 48 in the first quarter of fiscal 2007. The adoption of FIN 48 did not have a material impact on the Company's financial position, results of operations or cash flows.

The Company's practice is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company did not have any accrued interest or penalties included in its consolidated balance sheet at December 31, 2007 or 2006, and did not recognize any interest and/or penalties in its consolidated statement of operations during the year ended December 31, 2007.

The Company's tax years for 2004, 2005, and 2006 are subject to examination by the federal and state tax authorities. During 2007, the Internal Revenue Service concluded an examination of the Company's 2005 federal income tax return. That examination resulted in a $3,000 tax refund to the Company.

In September 2006, the FASB issued SFAS No. 158 ("SFAS 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB No. 87, 88, 106 and 132(R)". SFAS 158 requires that the funded status of defined benefit postretirement plans be recognized in the company's balance sheet and changes in the funded status be reflected in comprehensive income. SFAS 158 provides for its recognition and disclosure elements to be effective as of the end of the fiscal year ending after December 15, 2006, and measurement elements of plan assets and benefit obligations to be effective for fiscal years ending after December 15, 2008. The Company adopted the recognition and disclosure elements of SFAS 158 during the year ended December 31, 2006, which did not have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities ("SFAS No. 159"). SFAS No.159 permits companies to elect to follow fair value accounting for certain financial assets and liabilities in an effort to mitigate volatility in earnings without having to apply complex hedge accounting provisions. The standard also establishes presentation and disclosure requirements designed to facilitate comparison between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on the Company's consolidated financial statements.

Risk Factors

The aviation and aerospace industries as well as markets for the Company's consumer products are facing new and evolving challenges on a global basis. The success of the Company depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, and other risk factors. In addition, uncertainties in today's global economy, competition from expanding manufacturing capabilities and technical sophistication of low-cost developing countries, particularly in South and East Asia, currency policies in relation to the U.S. dollar of some major foreign exporting countries so as to maintain or increase a pricing advantage of their exports vis-à-vis U.S. manufactured goods, the effect of terrorism, difficulty in predicting defense and other government appropriations, the vitality of the commercial aviation industry and its ability to purchase new aircraft, the willingness and ability of the Company's customers to fund long-term purchase programs, volatile market demand and the continued market acceptance of the Company's advanced technology and cutlery products make it difficult to predict the impact on future financial results.

Financial instruments that potentially subject the Company to concentration of credit risks principally consist of cash accounts in financial institutions. Although the accounts exceed the federally insured deposit amount, management does not anticipate nonperformance by the financial institutions.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts receivable, inventories, accounts payable and accrued expenses are reasonable estimates of their fair value due to their short maturity. Based on variable interest rates and the borrowing rates currently available to the Company for loans similar to its long-term debt, the fair value approximates its carrying amount.

2. Inventories

	December 31, 2007	December 31, 2006
	($000's omitted)	
Raw materials and common parts, net of reserve	$ 3,008	$ 2,417
Work-in-process	3,885	3,655
Finished goods	1,118	945
	8,011	7,017
Less: common parts expected to be used after one year (classified as long-term)	-	(156)
	$ 8,011	$ 6,861

3. Property, plant and equipment

	December 31, 2007	December 31, 2006
	($000's omitted)	
Land	$ 25	$ 25
Buildings	6,638	6,553
Machinery, equipment and tooling	11,336	10,963
	17,999	17,541
Less accumulated depreciation and amortization	(12,129)	(11,601)
	$ 5,870	$ 5,940

Property, plant and equipment includes land and building under a $5,000,000 capital lease which can be purchased for a nominal amount at the end of the lease term. As of December 31, 2007, accumulated amortization on the building amounted to approximately $1,900,000. The associated current and long-term liabilities are discussed in Note 4, Long-term debt, of the consolidated financial statements. Depreciation expense for the year ended December 31, 2007 and 2006 amounted to $551,000 and $617,000, respectively. The Company believes that it maintains property and casualty insurance in amounts adequate for the risk and nature of its assets and operations and which are generally customary in its industry.

4. Long-term debt

	December 31, 2007	December 31, 2006
	($000's omitted)	
Industrial Development Revenue Bonds; secured by an equivalent letter of credit from a bank with interest payable monthly at a floating rate (3.62% at December 31, 2007)(A)	$ 3,640	$ 3,810
Term loan payable to a financial institution; interest at LIBOR plus 2%, (6.91% at December 31, 2007); quarterly payments of $26,786 through the fourth quarter of 2011	428	535
Term loan payable to a financial institution; interest at LIBOR plus 2%, not to exceed 6.00% (6.00% at December 31, 2007); quarterly principal payments of $17,500; payable in full in the fourth quarter of 2009; partially secured by equipment	290	360
Secured term loan payable to a government agency; monthly payments of $1,950 including interest fixed at 3% payable through fourth quarter of 2015	165	183
Secured term loan payable to a government agency; monthly principal payments of approximately $1,645 with interest waived payable through second quarter of 2012	106	126
	4,629	5,014
Less current portion	(387)	(384)
	$ 4,242	$ 4,630

(A) The Industrial Development Revenue Bonds were issued by a government agency to finance the construction of the Company's headquarters/Advanced Technology facility. Annual sinking fund payments of $170,000 commenced December 1, 2000 and continue through 2013, with a final payment of $2,620,000 due December 1, 2014. The Company has agreed to reimburse the issuer of the letter of credit if there are draws on that letter of credit. The Company pays the letter of credit bank an annual fee of 1% of the amount secured thereby and pays the remarketing agent for the bonds an annual fee of .25% of the principal amount outstanding. The Company's interest under the facility capital lease has been pledged to secure its obligations to the government agency, the bank and the bondholders.

Principal maturities of long-term debt are as follows: 2008 - $387,000, 2009 - $539,000, 2010 - $321,000, 2011 - $323,000, 2012 - $202,000 and thereafter - $2,855,000.

The Company also has a $1,000,000 line of credit on which there is no balance outstanding at December 31, 2007 or 2006.

Certain lenders require the Company to comply with debt covenants as described in the specific loan documents, including a debt service ratio. At December 31, 2007 and 2006, the Company was in compliance with all of its debt covenants.

5. Employee benefit plans

Employee stock ownership plan (ESOP)

Under the Company's ESOP adopted in 1985, participating employees are awarded shares of the Company's common stock based upon eligible compensation and minimum service requirements. Upon inception of the ESOP, the Company borrowed $2,000,000 from a bank and lent the proceeds to the trust established under the ESOP to purchase shares of the Company's common stock. The Company's loan to the trust is at an interest rate approximating the prime rate and is repayable to the Company over a 40-year term ending in December 2024. During 1987 and 1988, the Company loaned an additional $1,942,000 to the trust under terms similar to the Company's original loan. Each year the Company makes contributions to the trust which the plan's trustees use to repay the principal and interest due the Company under the trust loan agreement. Shares held by the trust are allocated in the aggregate to participating employees in proportion to the amount of the loan repayment made by the trust to the Company. Since inception of the ESOP, approximately 433,787 shares have been allocated, exclusive of shares distributed to ESOP participants. At December 31, 2007 and 2006, approximately 345,305 and 371,000 shares, respectively, purchased by the ESOP remain unallocated.

Related compensation expense associated with the Company's ESOP, which is equal to the principal reduction on the loans receivable from the trust, amounted to $101,000 in 2007 and 2006. Included as a reduction to shareholders' equity is the employee stock ownership trust commitment which represents the remaining indebtedness of the trust to the Company. Employees are entitled to vote allocated shares and the ESOP trustees are entitled to vote unallocated shares and those allocated shares not voted by the employees.

Defined benefit plan

During the fourth quarter of 2007, the Company settled its defined benefit plans that were terminated on October 31, 2006. The Company recognized the curtailment/settlement in accordance with FAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". In the fourth quarter of 2007 the Company paid settlements in the form of cash to employees and retirees and through the purchase of nonparticipating annuity contracts.

The following tables summarize the benefit obligations, funded status, expenses and other related disclosures related to the Plans:

Measurement date	**December 31, 2007**	**December 1, 2006**
Change in benefit obligation		
Benefit obligation at prior measurement date	$512,882	$526,265
Interest cost	8,843	28,918
Actuarial loss	11,983	8,265
Benefits paid (exclusive of settlements)	-	(17,375)
Settlements	(533,708)	(34,025)
Benefit obligation at current measurement date	$ -	$512,048
Change in fair value of plan assets		
Plan assets at prior measurement date	$508,575	$388,623
Actual return (net of investment expenses)	(3,274)	11,600
Employer contributions	28,407	223,395
Benefits paid (exclusive of settlements)	-	(17,375)
Settlements	(533,708)	(37,841)
Plan assets at current measurement date	$ -	$568,402

Funded status		
Funded status	$ -	$ 56,354
Unrecognized prior service cost	-	44,313
Unrecognized net loss	-	272,421
Unrecognized net transition obligation	-	29,638
Prepaid pension cost	$ -	$ 402,726
Net periodic pension cost		
Interest cost	$8,843	$28,918
Expected return on assets	(7,210)	(16,475)
Amortization of transition obligation	1,235	14,820
Recognized curtailment loss	6,128	19,190
Amortization of prior service cost	1,561	1,561
Recognized curtailment loss	56,335	-
Recognized settlement loss	304,011	20,614
Decrease in additional minimum liability	-	(385,601)
Net periodic pension cost (income)	$370,903	($316,973)
Weighted average assumptions		
Discount rate prior measurement date	5.11%	5.75%
Discount rate current measurement date	5.11%	5.75%
Rate of compensation increase	n/a	n/a
Long-term rate of return	4.00%	4.00%
Additional Financial Statement Disclosures for SFAS No. 132 (R)		
Plan Assets		
Cash and cash equivalents	N/A	100.00%
Total	N/A	100.00%
Accumulated benefit obligation		
Projected benefit obligation (PBO)	$ -	$512,048
Accumulated benefit obligation (ABO)	$ -	$512,048
Plan assets	$ -	$568,402
Plan assets over ABO	$ -	$56,354

Other Postretirement Benefit Plans

The Company provides certain post retirement health and life insurance benefits for two executives of the Company. Upon retirement and after attaining at least the age of 65, the Company will pay the annual cost of health insurance for the retired executives and dependents and will continue the Company provided life insurance in force at the time of retirement. The retiree's health insurance benefits ceases upon the death of the retired executive. The actuarially calculated future obligation of the benefits at December 31, 2007 and 2006 is $181,935 and $148,575, respectively, and is being amortized into expense at a rate of approximately $20,000 per year. Estimated future annual expenses associated with the plan are immaterial. Included in accumulated other comprehensive loss for 2007 and 2006 is approximately $67,000 and $278,000, respectively, net of deferred taxes, associated with the unrecognized service cost of the plan.

6. Income tax provision

There are no uncertain tax positions or unrecognized tax benefits for 2007.

The income tax provision (benefit) for income taxes included in the consolidated statement of operations consists of the following:

	2007	2006
	($000's omitted)	
Current:		
Federal	$ 1,261	$ 470
State	17	135
	1,278	605
Deferred:		
Federal	(296)	194
State	204	(167)
	(92)	27
	$ 1,186	$ 632

The reconciliation of the difference between the Company's effective tax rate based upon the total income tax provision (benefit) and the federal statutory income tax rate is as follows:

	2007	2006
Federal statutory rate	34.0%	34.0%
Permanent differences and other	(1.9%)	0.0%
State income taxes (less federal effect)	4.5%	3.0%
Effective tax rate	36.6%	37.0%

At December 31, 2007 and 2006, the deferred tax assets (liabilities) were comprised of the following:

	2007	2006
	($000's omitted)	
Inventories	$ 235	$ 174
Accrued employee compensation and benefit costs	264	172
Operating loss and credit carryforwards	17	165
Minimum pension liability	-	53
Other	10	2
Total deferred tax assets	526	566
Valuation allowance	(13)	-
Net deferred tax asset	513	566
Minimum pension liability	(70)	-
Property, plant and equipment	(444)	(536)
Total deferred tax liabilities	(514)	(536)
Net deferred tax (liability) asset	$ (1)	$ 30

At December 31, 2007, the Company has New York State net operating loss carryforwards of approximately $453,000 (approximately a $21,000 net tax benefit) that begin to expire in 2019. The Company also has a State of Pennsylvania net operating loss carryforward of approximately $1,606,000 (approximately a $106,000 net tax benefit) that began to expire in 2006 which is fully reserved for at December 31, 2007.

7. Common shareholders' equity

	Common stock							
	Number of shares issued	Amount	Capital in excess of par value	Retained earnings	ESOP	Treasury stock	Other Comprehensive Loss	Total Shareholders' Equity
	($000's omitted except share amounts)							
Balance December 31, 2005	2,614,506	$523	$ 13,033	$ 3,609	($ 2,034)	($ 520)	($ 186)	$ 14,425
Comprehensive income:								
Net income	-	-	-	$ 1,096	-	-	-	$ 1,096
Other comprehensive loss, net of tax								
Retirement benefits adjustment	-	-	-	-	-	-	(92)	(92)
Total comprehensive income	-	-	-	-	-	-	-	1,004
Compensation expense	-	-	-	-	101	-	-	101
Purchase/receipt of treasury shares	-	-	-	-	-	(1,080)	-	(1,080)
Other	-	-	-	(2)	-	-	-	(2)
Balance December 31, 2006	2,614,506	$523	$ 13,033	$ 4,703	($ 1,933)	($ 1,600)	($ 278)	$ 14,448
Comprehensive income:								
Net income	-	-	-	$ 2,052	-	-	-	$ 2,052
Other comprehensive income, net of tax								
Retirement benefits adjustment	-	-	-	-	-	-	211	211
Total comprehensive income	-	-	-	-	-	-	-	2,263
Compensation expense	-	-	-	-	101	-	-	101
Purchase/receipt of treasury shares	-	-	-	-	-	(804)	-	(804)
Other	-	-	-	(2)	-	-	-	(2)
Balance December 31, 2007	2,614,506	$523	$ 13,033	$ 6,753	($ 1,832)	($ 2,404)	($ 67)	$ 16,006

In January of 2006, the Company's Board of Directors authorized the purchase by the Company of up to 250,000 shares of its common stock in the open market or in privately negotiated transactions. As of February 29, 2008, the Company has purchased 194,357 shares and there remain 55,643 shares available to purchase under this program.

Other comprehensive loss

The only component of other comprehensive loss included in equity at December 31, 2007 is $67,000 of unrecognized actuarial losses and net transition obligations for post retirement, health and life insurance benefits. See also Note 5 Employee Benefit Plans. These amounts are shown net of income tax of $39,000 and are consistent with the adoption of SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.

Earnings per share

Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding during the period plus the number of shares of common stock that would be issued assuming all contingently issuable shares having a dilutive effect on earnings per share were outstanding for the period. Incremental shares from assumed conversions are calculated as the number of shares that would be issued, net of the number of shares that could be purchased in the marketplace with the cash received upon stock option exercise.

	Year Ended December 31,	
	2007	2006
	($000's omitted except per share data)	
Net income	$ 2,052	$ 1,096
Weighted average common shares outstanding (basic)	1,938	2,004
Incremental shares from assumed conversions of stock options	196	136
Weighted average common shares outstanding (diluted)	2,134	2,140
Basic		
Net income per share	$ 1.06	$ 0.55
Diluted		
Net income per share	$ 0.96	$ 0.51

Stock options

Under the Servotronics, Inc. 2000 Employee Stock Option Plan authorized by the Board of Directors and the 2001 Long-Term Stock Incentive Plan authorized by the Board of Directors and the Shareholders, and other separate agreements authorized by the Board of Directors, the Company has granted options to certain Directors, Officers and employees. In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 123R, Share-Based Payment ("SFAS 123R"). SFAS 123R supersedes SFAS 123, Accounting for Stock Based Compensation, and Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees ("APB 25") and its related implementation guidance. Prior to the adoption of SFAS 123R, the Company applied APB Opinion No. 25 and related interpretations in accounting for these Plans and the separate option agreements. Accordingly, no compensation expense has been charged to earnings in 2006 or prior years as stock options granted have an exercise price equal to the market price on the date of grant. For the years ended December 31, 2007 and 2006, there was no compensation expense recognized in earnings pursuant to the provisions of FAS 123R. At December 31, 2007, 101,000 shares of common stock were available under these plans. Options granted under these plans have durations of ten years and vesting periods ranging from immediate vesting to four (4) years.

A summary of the status of options granted under all employee plans is presented below:

	Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value ($)
Outstanding as of December 31, 2005	513,900	4.41	6.29	
Granted in 2006	-	-		
Exercised in 2006	-	-		
Forfeited in 2006	-	-		
Outstanding as of December 31, 2006	513,900	4.41	5.29	
Granted in 2007	-	-		
Exercised in 2007	-	-		
Forfeited in 2007	-	-		
Outstanding as of December 31, 2007	513,900	4.41	4.29	5,186,539
Exercisable as of December 31, 2007	512,900	4.41	4.28	5,176,739

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value based on the closing stock price of $14.50 at December 31, 2007.

Shareholders' rights plan

During 2002, the Company's Board of Directors adopted a shareholders' rights plan (the "Rights Plan") and simultaneously declared a dividend distribution of one Right for each outstanding share of the Company's common stock outstanding at August 28, 2002. The Rights Plan replaced a previous shareholder right plan that was adopted in 1992 and expired on August 28, 2002. The Rights do not become exercisable until the earlier of (i) the date of the Company's public announcement that a person or affiliated group other than Dr. Nicholas D. Trbovich or the ESOP trust (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 25% or more of the Company's common stock (excluding shares held by the ESOP trust) or (ii) ten business days following the commencement of a tender offer that would result in a person or affiliated group becoming an Acquiring Person.

The exercise price of a Right has been established at $32.00. Once exercisable, each Right would entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock. In the event that any person becomes an Acquiring Person, each Right would entitle any holder other than the Acquiring Person to purchase common stock or other securities of the Company having a value equal to three times the exercise price. The Board of Directors has the discretion in such event to exchange two shares of common stock or two one-hundredths of a share of preferred stock for each Right held by any holder other than the Acquiring Person.

8. Commitments

The Company leases certain equipment pursuant to operating lease arrangements. Total rental expense in 2007 and 2006 and future minimum payments under such leases are not significant.

9. Litigation

There are no legal proceedings which are material to the Company currently pending by or against the Company other than ordinary routine litigation incidental to the business which is not expected to materially adversely affect the business or earnings of the Company.

10. Business segments

The Company operates in two business segments, Advanced Technology Group (ATG) and Consumer Products Group (CPG). The Company's reportable segments are strategic business units that offer different products and services. The segments are composed of separate corporations and are managed separately. Operations in ATG involve the design, manufacture, and marketing of servo-control components (i.e., torque motors, control valves, actuators, etc.) for government, commercial and industrial applications. CPG's operations involve the design, manufacture and marketing of a variety of cutlery products for use by consumers and government agencies. The Company derives its primary sales revenue from domestic customers, although a portion of finished products are for foreign end use.

Information regarding the Company's operations in these segments is summarized as follows ($000's omitted):

	Advanced Technology Group Year ended December 31,		Consumer Products Group Year ended December 31,		Consolidated Year ended December 31,	
	2007	2006	2007	2006	2007	2006
Revenues from unaffiliated customers	$ 17,071	$ 15,766	$ 14,307	$ 8,782	$ 31,378	$ 24,548
Profit (loss)	$ 3,750	$ 3,428	$ 1,096	$ (592)	$ 4,846	$ 2,836
Depreciation and amortization	$ (383)	$ (445)	$ (168)	$ (172)	(551)	(617)
Interest expense	$ (232)	$ (239)	$ (23)	$ (27)	(255)	(266)
Other income, net	$ 113	$ 335	$ 31	$ 106	144	441
General corporate expense					(946)	(666)
Income before income tax provision					$ 3,238	$ 1,728
Identifiable assets	$ 15,684	$ 15,396	$ 8,846	$ 7,242	$ 24,530	$ 22,638
Capital expenditures	$ 222	$ 111	$ 263	$ 171	$ 485	$ 282

The Company engages in a significant amount of business with the United States Government through sales to its prime contractors and otherwise. Such contracts by the Advanced Technology Group accounted for revenues of approximately $5,200,000 in 2007 and $4,700,000 in 2006. Similar contracts by the Consumer Products Group accounted for revenues of approximately $9,000,000 in 2007 and $3,300,000 in 2006. Sales of advanced technology products to one customer, including various divisions and subsidiaries of a common parent company, amounted to approximately 11% in 2007 and 14% in 2006. The Company also had sales to another customer that amounted to approximately 22% of total revenues in 2007 and 23% in 2006. No other single customer represented more than 10% of the Company's revenues in any of these years.

11. Other income

Components of other income include - interest income on cash and cash equivalents and other minor amounts not directly related to the sale of the Company's products. In 2007, other income did not include any amount of recovery from a previously reported defalcation as compared to $220,000 before tax in 2006.

12. Subsequent events

As previously reported, on January 31, 2008, the Company announced that its Board of Directors declared a $0.15 per share cash dividend. The dividend was paid on March 14, 2008 to shareholders of record on February 20, 2008 and was approximately $348,000 in the aggregate. This dividend does not represent that the Company will pay dividends on a regular or scheduled basis.

As previously reported, and consistent with the Company's current policy to reduce the number of outstanding Company shares thereby increasing the reported earnings per share, the executive officers, directors and certain employees elected on February 4, 2008 to surrender certain unexercised options to the Company in exchange for a cash payment equal to the difference between the exercise price and the average of the high and the low market price of the Company's common stock on the day of surrender less an administrative charge. Such transactions aggregated $771,909.



SERVOTRONICS, INC.
Servotronics' long history of AWARD winning performance has been and is being recognized by many world renown customers. These AWARDS represent excellence in many categories such as:
• Technical Excellence
• Superior Performance
• Supplier of the Year
• Supplier of the month
• Preferred Supplier
• 100% Delivery and Quality
• Productivity
• Key Supplier Designations
• Certified Supplier
• FAA Certification
• Defense Dept. Certifications

SERVOTRONICS, INC.

A GLOBAL
ISO 9001 AND AS9100
CERTIFIED COMPANY

Directors



DR NICHOLAS D. TRBOVICH
Chairman of the Board of Directors, Chief Executive Officer and President, Servotronics, Inc.



DONALD W. HEDGES
Director, Servotronics, Inc.
Attorney



DR. WILLIAM H. DUERIG
Director, Servotronics, Inc.
Physicist and Senior Program Manager
Kearfoot Guidance & Navigation Corporation (Retired)



NICHOLAS D. TRBOVICH, JR.
Director , Chief Operating Officer and Executive Vice President, Servotronics, Inc.

Officers

DR. NICHOLAS D. TRBOVICH
Chief Executive Officer and President

NICHOLAS D. TRBOVICH, JR.
Chief Operating Officer and Executive Vice President

CARI L. JAROSLAWSKY, CPA
Chief Financial Officer and Treasurer

SALVATORE SAN FILIPPO
Vice President

MICHAEL D. TRBOVICH
Corporate Secretary

BERNADINE E. KUCINSKI
Assistant Corporate Secretary

REGISTRAR AND TRANSFER AGENT
Computershare
250 Royall Street
Canton, MA 02021-1011

GENERAL COUNSEL
Jaeckle Fleischmann & Mugel, LLP
Fleet Bank Building
12 Fountain Plaza
Buffalo, New York 14202-2292

INDEPENDENT AUDITORS
Freed Maxick & Battaglia, CPAs, PC
800 Liberty Building
Buffalo, New York 14202-3508

FORM 10-KSB REPORT
Servotronics' Annual Report to the Securities and Exchange Commission on Form 10-KSB (including related financial statements and schedules) for its fiscal year ended December 31, 2007 is available to all stockholders, without charge, upon written request. Written requests should be addressed to:

Michael D. Trbovich
Corporate Secretary
Servotronics, Inc.
1110 Maple Street
P.O. Box 300
Elma, New York 14059-0300


SVT
2001 ANNUAL REPORT
SERVOTRONICS, INC.
SERVOTRONICS, INC.
SVT 2006 ANNUAL REPORT
SVT '92
ANNUAL REPORT 1992
SERVOTRONICS, INC.
SVT
Of Control Technology
SVT
Servotronics, Inc.
1997 Annual Report

SERVOTRONICS, INC.

SVT

American Stock Exchange Symbol

1110 Maple Street
P.O. Box 300
Elma, New York 14059
Tel 716-655-5990
Fax 716-655-6012

WWW.SERVOTRONICS.COM